Exhibit 99.14
Consolidated Financial Statements of
(Unaudited)
THERATECHNOLOGIES INC.
Nine-month periods ended August 31, 2010 and 2009

THERATECHNOLOGIES INC.
Consolidated Financial Statements
(Unaudited)
Periods ended August 31, 2010 and 2009

THERATECHNOLOGIES INC.
Consolidated Balance Sheets
(Unaudited)
August 31, 2010 and November 30, 2009
(in thousands of dollars)

	August 31,	November 30,
	2010	2009

Assets

Current assets:
Cash	$2,370	$1,519
Bonds	1,694	10,036
Accounts receivable	131	375
Tax credits receivable	514	1,666
Inventories	4,585	2,225
Research supplies	283	287
Prepaid expenses	680	302

	10,257	16,410

Bonds	39,355	51,807
Property and equipment	1,106	1,229
Other assets	41	41

	$50,759	$69,487

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$3,823	$5,901
Current portion of deferred revenues (note 7)	6,849	6,847

	10,672	12,748

Deferred revenues (note 7)	8,557	13,691
Deferred lease inducements	167	—

Shareholders’ equity:
Capital stock (note 3)	279,389	279,169
Contributed surplus	7,356	6,484

Accumulated other comprehensive income	872	1,282
Deficit	(256,254)	(243,887)

	(255,382)	(242,605)

Total shareholders’ equity	31,363	43,048

Contingency (note 4)

	$50,759	$69,487

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Operations
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)

	August 31,		August 31,
	2010	2009	2010	2009
	(3 months)		(9 months)
Revenues:
Royalties, technologies and other (note 7)	$1,717	$12,601	$5,151	$15,750
Interest	435	547	1,522	1,724

	2,152	13,148	6,673	17,474

Operating costs and expenses:
Research and development	2,930	5,681	11,298	17,692
Tax credits	(448)	(294)	(783)	(1,384)

	2,482	5,387	10,515	16,308

General and administrative	2,225	1,337	6,083	5,515
Cost of Sales	120	—	120	—
Selling and market development	521	495	1,901	1,516
Patents	81	105	421	226
Fees associated with collaboration and licensing agreement (note 7)	—	—	—	4,269

	5,429	7,324	19,040	27,834

(Net loss) net earnings	$(3,277)	$5,824	$(12,367)	$(10,360)

Basic and diluted (loss) earnings per share (note 3 (d))	$(0.05)	$0.10	$(0.20)	$(0.17)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended August 31, 2010 and 2009
(In thousands of dollars)

	August 31,		August 31,
	2010	2009	2010	2009
	(3 months)		(9 months)
(Net loss) net earnings	$(3,277)	$5,824	$(12,367)	$(10,360)

Unrealized gains (losses) on available-for-sale financial assets	586	342	(151)	1,327

Reclassification adjustment for gains and losses on available-for-sale financial assets	(65)	(48)	(259)	(118)

Comprehensive (loss) earnings	$(2,756)	$6,118	$(12,777)	$(9,151)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
Nine-month period ended August 31, 2010
(In thousands of dollars)

				Accumulated
				other
				compre-
	Capital stock		Contributed	hensive
	Number	Dollars	surplus	income	Deficit	Total

Balance, November 30, 2009	60,429,393	$279,169	$6,484	$1,282	$(243,887)	$43,048

Issuance of share capital (note 3)	2,880	15	—	—	—	15

Exercise of stock options:
Cash proceeds	77,493	128	—	—	—	128
Ascribed value	—	77	(77)	—	—	—

Stock-based compensation	—	—	949	—	—	949

Net loss	—	—	—	—	(12,367)	(12,367)

Unrealized gains on available-for- sale financial assets	—	—	—	(410)	—	(410)

Balance, August 31, 2010	60,509,766	$279,389	$7,356	$872	$(256,254)	$31,363

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Shareholders’ Equity, Continued
(Unaudited)
Nine-month period ended August 31, 2009
(In thousands of dollars)

				Accumulated
				other
				compre-
	Capital stock		Contributed	hensive
	Number	Dollars	surplus	income	Deficit	Total

Balance, November 30, 2008	58,215,090	$269,219	$5,585	$372	$(228,230)	$46,946

Issuance of share capital (note 2 (a))	—	—	—	—	(599)	(599)

Share issue costs (notes 3 and 7)	2,182,387	9,861	—	—	—	9,861

Stock-based compensation	—	—	705	—	—	705

Net loss	—	—	—	—	(10,360)	(10,360)

Unrealized gains on available- for-sale financial assets	—	—	—	1,209	—	1,209

Balance, August 31, 2009	60,397,477	$279,080	$6,290	$1,581	$(239,189)	$47,762

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars)

	August 31,		August 31,
	2010	2009	2010	2009
	(3 months)		(9 months)
Cash flows from operating activities:
Net loss	$(3,277)	$5,824	$(12,367)	$(10,360)
Adjustments for:
Amortization of property and equipment	92	157	374	441
Lease inducements and amortization	125	—	167	—
Stock-based compensation	431	205	949	705

	(2,629)	6,186	(10,877)	(9,214)
Changes in operating assets and liabilities:
Interest receivable on bonds	317	74	696	(728)
Accounts receivable	45	56	244	415
Tax credits receivable	1,488	(293)	1,152	(1,383)
Inventories	(89)	—	(2,360)	(1,594)
Research supplies	(12)	1,797	4	2,023
Prepaid expenses	(17)	(200)	(378)	(326)
Accounts payable and accrued liabilities	(3,216)	(922)	(1,950)	(2,590)
Deferred revenues	(1,714)	(1,715)	(5,132)	22,252

	(3,198)	(1,203)	(7,724)	18,069

	(5,827)	4,983	(18,601)	8,855

Cash flows from financing activities:
Share issuance	37	—	143	9,861
Share issue costs	—	—	—	(8)

	37	—	143	9,853

Cash flows from investing activities:
Additions to property and equipment	(43)	(55)	(379)	(290)
Acquisition of bonds	—	—	—	(19,631)
Disposal of bonds	4,706	3,963	19,688	13,805

	4,663	3,908	19,309	(6,116)

Net (decrease) increase in cash	(1,127)	8,891	851	12,592

Cash, beginning of period	3,497	3,834	1,519	133

Cash, end of period	$2,370	$12,725	$2,370	$12,725

See note 5 (a) for supplemental cash flow information.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
1.	Basis of presentation:
The financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation of its results. These financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The same accounting policies as described in the Company’s latest annual report have been used. However, these financial statements do not include all disclosures required under GAAP and, accordingly, should be read in connection with the financial statements and the notes thereto included in the Company’s latest annual report. These interim financial statements have not been reviewed by the auditors.
2.	New accounting policies:
(a)	Adoption of new accounting standards:
Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. The impact of adopting this standard has been to increase the opening deficit and to reduce other assets as at December 1, 2008 by $599, which is the amount of patent costs related to periods prior to these dates.

Lease inducements

Lease inducements arising from leasehold improvements allowance and rent-free inducements received are deferred and amortized over the term of the lease on a straight-line basis.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
2.	New accounting policies (continued):
(b)	Future accounting changes:

International Financial Reporting Standards

In February 2008, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada, as used by public companies, will converge with International Financial Reporting Standards (“IFRS”), for financial periods beginning on and after January 1, 2011 with the option to early adopt IFRS upon receipt of approval from the Canadian Securities regulatory authorities.

The Company’s mandatory changeover from current Canadian GAAP to IFRS applies to the fiscal year beginning December 1, 2011. However, the Company plans to file an exemption with the Canadian securities regulatory authorities to early adopt IFRS beginning December 1, 2009, the change over date. The Company intends to file its November 30, 2010 financial statements under IFRS with December 1, 2008 being the proposed transition date. Should the exemption be granted, the comparative annual period for fiscal 2009 will be restated under IFRS as will all quarterly filings for 2009 and 2010.
3.	Capital stock:
During the second quarter of 2010, the Company received subscriptions in the amount of $15 ($7 for the same period in 2009) for the issue of 2,880 common shares (2,550 for the same period in 2009) in connection with its share purchase plan.
(a)	Shareholder rights plan:

On February 10, 2010, the Board of Directors of the Company adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors, and the shareholders, to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares (the “Common Shares”). The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
3.	Capital stock (continued):
(a)	Shareholder rights plan (continued):

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50% discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for no less than 60 days. If, at the end of the 60-day period, at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

(b)	Stock option plan:

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2009 and the nine-month period ended August 31, 2010 were as follows:

		Weighted
		average
		exercise price
	Number	per share

Options as at November 30, 2008	2,161,800	$6.52

Granted	680,500	1.83
Cancelled and expired	(176,500)	8.34

Options as at November 30, 2009	2,665,800	5.20

Granted	335,000	4.03
Cancelled and expired	(60,337)	6.32
Exercised	(77,493)	1.65

Options as at August 31, 2010	2,862,970	$5.14

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
3.	Capital stock (continued):
(c)	Stock-based compensation and other stock-based payments:

The estimated fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009

Risk-free interest rate	2.49%	1.80%
Volatility	81%	79%
Average option life in years	6	6
Dividend yield	Nil	Nil

The risk-free interest rate is based on the implied yield on a Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected term of the option. The average life of the options is estimated considering the vesting period, the term of the option and the length of time that similar grants have remained outstanding in the past. Dividend yield was excluded from the calculation, since it is the present policy of the Company not to retain in cash in order to keep funds available to finance the Company’s growth.

The following table summarizes the weighted average fair value of stock options granted during the periods ended August 31, 2010 and 2009:

		Weighted average
	Number of	grant-date
Periods ended August 31 (9 months)	options	fair value

2010	335,000	$2.83
2009	660,500	1.24

Weighted average
	Number of	grant-date
Periods ended August 31 (3 months)	options	fair value

2010	70,000	$3.36
2009	—	—

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
3.	Capital stock (continued):
(d)	Diluted (loss) earnings per share:

The following table presents a reconciliation between basic and diluted (loss) earnings per share:

	August 31,		August 31,
	2010	2009	2010	2009
	(3 months)		(9 months)
Basic (loss) earnings per share:
Basic weighted average number of common shares outstanding	60,502,515	60,397,477	60,469,621	60,284,591

Basic (loss) earnings per share	$(0.05)	$0.10	$(0.20)	$(0.17)

Diluted (loss) earnings per share:
Basic weighted average number of common shares outstanding	60,502,515	60,397,477	60,469,621	60,284,591
Plus impact of stock options	—	237,498	—	—

Diluted weighted average number of common shares outstanding	60,502,515	60,634,975	60,469,621	60,284,591

Diluted (loss) earnings per share	$(0.05)	$0.10	$(0.20)	$(0.17)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
4.	Contingency:
On July 26, 2010, the Company received a motion of authorization to institute a class action against the Company and certain of its executive officers (the “Motion”). This Motion was filed in the Superior Court of Quebec, district of Montreal. The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose a material change. The Company is of the view that the allegations contained in the Motion are frivolous and entirely without merit and intends to take all appropriate actions to vigorously defend its position.
As of October 11, 2010, the Motion has not yet been heard by the Superior Court of Quebec.
The Company subscribed insurances covering the responsibility of its administrators and officers in the exercise of their functions.
5.	Supplemental information:
(a)	The following transactions were conducted by the Company and did not impact cash flows:

	August 31,	November 30,
	2010	2009

Additions to property and equipment included in accounts payable and accrued liabilities	$55	$183

(b)	For the nine-month period ended August 31, 2010, the Company has reclassified in net loss $259 of realized gains on available-for-sale financial assets previously recorded in accumulated other comprehensive income ($118 in 2009).

On August 31, 2010, the accumulated other comprehensive loss was composed of unrealized gains on available-for-sale financial assets of $872 (gains of $1,282 on November 30, 2009).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
5.	Supplemental information (continued):
(c)	For the periods ended August 31, 2010 and 2009, the following items were included in the determination of the Company’s net loss:

	2010	2009

Amortization of property and equipment	$374	$441
Stock-based compensation	949	705

6.	Financial instruments:
(a)	Carrying value and fair value:

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable, as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of these instruments.

Bonds and investments in public companies are stated at estimated fair value, determined by inputs that are directly observable.

(b)	Interest income and expenses:

Interest income consists of interest earned on cash and bonds.

(c)	Loss on exchange:

General and administrative expenses include a loss on foreign exchange of $144 ($580 in 2009) for the nine-month period ended August 31, 2010.
7.	Collaboration and licensing agreement:
On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”). The Company retains all tesamorelin commercialization rights outside of the United States.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended August 31, 2010 and 2009
(in thousands of dollars, except per share amounts)
7.	Collaboration and licensing agreement (continued):
Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States. The Company is also responsible for product production and for the development of a new formulation of the initial product. EMD Serono is responsible for conducting product commercialization activities.
At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951), which includes an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.
The initial payment of $27,097 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the nine-month period ended August 31, 2010, an amount of $5,134 related to this transaction was recognized as revenue. At August 31, 2010, the deferred revenues related to this transaction amounted to $15,403.
On August 12, 2009, the US Food and Drug Administration accepted the New Drug Application (“NDA”) made by the Company for tesamorelin. Under the terms of the Company’s Collaboration and Licensing Agreement with EMD Serono, the acceptance of the tesamorelin NDA resulted in a milestone payment of US$10,000 (CAD$10,884). This milestone payment has been recorded in the third quarter of 2009.
The Company may conduct research and development for additional indications. Under the Collaboration and Licensing Agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to EMD Serono’s agreement, to participate in the promotion of the additional indications.